UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

     SEC FILE NUMBER

     000-27783

CUSIP NUMBER

     928366202

(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q    [ ] Form 10-D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:    December 31, 2012

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction (on back page) Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

2340997.1

PART I - REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

5151 E 56th Ave, Suite 101

Address of Principal Executive Office (Street and Number)

Commerce City, Colorado 80022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Vista International Technologies, Inc. was unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 within the prescribed time period because of delays in obtaining, compiling and reviewing, business and financial data necessary to complete the Company’s financial statements for the year ended December 31, 2012.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Timothy Ruddy	(303)	690-8300
(Name)	(Area Code)	(Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X ] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures in the disclosure below are estimated.

The Company anticipates that its full year 2012 revenues from its tire fuel processing operations will reflect an increase to approximately $683,000, compared to approximately $467,000 for the twelve months ended December 31, 2011.  This increase was mainly due to increased sales of processed tire material.

The Company also estimates that the year ended December 31, 2012 will show a significant increase in the Company’s gross profit, as compared with the prior year. The Company expects to show a gross profit of approximately $157,800 for full year 2012, compared with a loss of approximately $300,900 for 2011.  This increase in gross profit was mainly due to a decrease in environmental remediation expense for our tire processing operations resulting from removal of a significant amount of tire material during 2012.

We estimate a decrease in our operating expenses for full year 2012, to approximately $351,000, from approximately $663,900 for the twelve months ended December 31, 2011.  The decrease is mainly due to restructuring measures at the Company’s corporate office which have significantly reduced labor and leasing costs.

As a result of the above, net loss is expected to decrease significantly for the year ended December 31, 2012 as compared to the net loss for the year ended December 31, 2011.  However, the final adjustments needed to complete the Company’s annual financial statements will determine the Company’s results of operations for the year ended December 31, 2012. These final adjustments have not been completed, and, accordingly, a reasonable estimate of the anticipated net loss decrease cannot be  made at this time.

2340997.1

VISTA INTERNATIONAL TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29,2013	By: /s/ Tim Ruddy___________________ Tim Ruddy Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).